

September 21, 2011

<u>Via U.S. Mail</u>
Mr. Lasse Andreassen
Chief Executive Officer
Blue Moose Media, Inc.
Grusbakken 12
DK-2820
Gentofte, Denmark

> **Re: Blue Moose Media, Inc.**
> **Current Report on Form 8-K**
> **Filed August 25, 2011**
> **File No. 0-53769**

Dear Mr. Andreassen:

We have reviewed your filing and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The EDGAR system reflects August 25, 2011 as "Date of report (Date of earliest event reported)." Please revise.

<u>Forward- Looking Statements, page iii</u>

2. Since Blue Moose Media, Inc. or Blue Moose is a penny stock issuer, Blue Moose is ineligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements. <u>See</u> Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act, and replace the words "may not be available"

with the words "are not available" in the second paragraph's last sentence.

3. Please clarify the reference to the Securities Merger Act of 1934 here and to the Merger Act under "Section 16(a) Beneficial Ownership Reporting Compliance" on page 21.

Summary, page 1

4. Please tell us how you are accounting for the warrants you reference in the first and third paragraphs of your summary. Please reference the appropriate authoritative guidance in your response.

Description of Business, page 2

5. Please disclose the specific factual basis for and the context of all Blue Moose's beliefs, estimates, and opinions in this section. This pertains particularly to disclosure of all projections, statistics, and assertions. Note that Blue Moose must have a reasonable basis for all projections, statistics, and assertions. If not, Blue Moose should remove them from the filing. If Blue Moose relies on a third party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the Form 8-K.

6. Please disclose the distribution methods of Blue Moose's products. See Item 101(h)(4)(ii) of Regulation S-K.

7. Please disclose competitive business conditions and Blue Moose's competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

8. Please state the duration or term of any patent held by Blue Moose. See Item 101(h)(4)(vii) of Regulation S-K. Further, provide us the serial number assigned to any pending patent application by the United States Patent and Trademark Office so that we may access the information online.

Our Company, page 2

9. The disclosure indicating that U.S. operations are located in Minneapolis, Minnesota is inconsistent with disclosure under "Properties" on page 16 that U.S. operations are located in White Bear Lake, Minnesota. Please reconcile the disclosures.

Our Operations, page 2

10. We note your disclosure that you have three principal areas of business as follows: manufacture and sale of diesel particulate filters for the control of soot exhaust particles from diesel engines; manufacture and sale of ceramic membranes for the filtration of water and manufacture and sale of kiln furniture to support ceramics during the firing process. Please tell us what consideration you have given to the guidance found in ASC Topic 280.

Manufacturing, page 4

11. Please disclose whether you have entered into an agreement with any supplier, and, if so, tell us what consideration you have given to filing any agreement with a supplier as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

12. If applicable, please identify any principal supplier. See Item 101(h)(4)(v) of Regulation S-K. We note the risk factor disclosure on page 5 that there is a limited supply of silicon carbide available to Blue Moose.

Sales, page 4

13. Please disclose the amount of revenues attributable to each major customer during the past two fiscal years. We note the disclosure in note 13 to the financial statements on page F-19.

14. Please disclose whether you have entered into an agreement with any major customer, and, if so, tell us what consideration you have given to filing any agreement with a major customer as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Research and Development, page 4

15. Please disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of the activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

16. Please disclose the amount of funds provided by governmental entities or others during each of the last two fiscal years for projects of Blue Moose. We note the disclosure on page 3 that Blue Moose received a $2 million grant from The Danish National Advanced Technology Foundation to develop a SiC-based membrane that can perform reverse

osmosis.

<u>Risk Factors, page 4</u>

17. It appears that some of Blue Moose's assets and some of its directors and officers may be located outside of the United States. Advise us what consideration Blue Moose has given to risk factor disclosure of effecting service of process within the United States or elsewhere against the company or these individuals and of bringing an original action against the company or these individuals within the United States or elsewhere.

<u>Officers and directors may have conflicts of interests…, page 4</u>

18. Please disclose the amount of time that directors and officers dedicate to the company and its business.

<u>We have agreed to indemnification of officers and directors…, page 5; Insufficient funds to develop our business, page 5; We face competition and technological advances by competitors, page 5; There is a limited trading market for our Common Stock, page 8; The market price and trading volume of our Common Stock may be volatile, page 8</u>

19. Please revise the caption or heading of each risk factor to state briefly the risk's consequences or effects.

<u>We rely on sub-contractors to meet current demand for our products…, page 6</u>

20. We note the disclosure that Blue Moose does not have sufficient manufacturing capacity to meet the current demand for its products and relies on a single subcontractor to enable it to meet this demand. Please disclose whether Blue Moose has entered into an agreement with the single subcontractor, and, if so, advise us what consideration Blue Moose has given to filing the agreement as an exhibit to the Form 8-K. <u>See</u> Item 601(b)(10) of Regulation S-K.

<u>We will incur significant costs as a result of operating as a public company…, page 8</u>

21. Please disclose the known or estimated costs that Blue Moose will incur as a result of operating as a public company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

June 30, 2011 Compared to June 30, 2010, page 12

22. We note your reference to EBITDA, a non-GAAP financial measure, here and on page 12. Please revise your filing to include all of the required disclosures under Item 10 of Regulation S-K, or remove this measure from your filing.

23. Your disclosure quantifies the changes in revenues and expenses, but does not explain the reasons for these changes. Please revise your filing to provide a more comprehensive discussion of the factors which led to changes in your operations. This comment also applies to your discussion of December 31, 2010 compared to December 31, 2009.

Liquidity and Capital Resources, page 13

24. We note your disclosures related to your lines of credit. Please supplementally tell us whether these facilities require you to comply with certain covenants. If you are required to comply with covenants please revise your filing to clearly disclose whether you were in compliance at the end of the reporting period. Please be advised, if it is or becomes reasonably likely that you may not comply with any of your debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

25. Please tell us what consideration Blue Moose has given to filing the standby line of credit agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Cash Flows, page 13

26. Your discussions of changes in cash flows provided by operating activities appear to merely repeat information found on your balance sheets. Please provide a more enhanced discussion related to the reasons for changes in your balance sheet captions, specifically current assets and current liabilities.\

Significant Accounting Policies, page 14

27. Please revise your disclosures to supplement, not duplicate, the description of accounting policies that are disclosed in the notes to your financial statements. Your disclosure here should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. For example, you should discuss tax planning strategies you employ which are factored into your determination of the recoverability of tax losses and the judgment utilized in determining your allowance for doubtful accounts. Please note these are suggestions and this is not intended to be an exhaustive list. Please refer to the SEC's Interpretation: commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release Nos. 33-8350, 34-48960, FR-72]

Properties, page 16

28. Please tell us what consideration Blue Moose has given to filing the lease agreements for its corporate headquarters and production facility in Denmark and for its United States operations in Minnesota as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Directors and Executive Officers and Key Employees, page 18

29. Describe briefly the business experience of Mr. Aldo Petersen during the past five years. See Item 5.02(c)(2) of Form 8-K and Item 401(e)(1) of Regulation S-K.

30. For each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of the company's business and structure. See Item 401(e)(1) of Regulation S-K.

Agreements with Named Executive Officers, page 20

31. Please file any compensatory plan, contract, or arrangement with any named executive officer as an exhibit to the Form 8-K. See Item 610(b)(10) of Regulation S-K. We note the disclosure that Blue Moose has employment agreements with Messrs. Lasse Andreassen and Donald S. Debelak.

Description of Securities, page 23

32. We note the "qualified in its entirety" language relating to applicable provisions of

Nevada Law. Please not that you may not qualify information in the Form 8-K by reference to information outside the Form 8-K unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. Further, ensure that statements in the form about documents such as the certificate of incorporation and bylaws filed as exhibits to the form include all material provisions of the documents.

Listing, page 24

33. Revise the disclosure, including the caption or heading, to indicate that Blue Moose's common stock is quoted rather than listed on the OTC Bulletin Board. As appropriate, revise the disclosure elsewhere in the Form 8-K.

Consolidated Statements of Operations and Comprehensive Income, page F-4

34. Please revise your statement of operations to comply with the guidance found under ASC Topic 810-10-55-4J. In this regard, the amount of consolidated net income and the net income attributable to the parent and the noncontrolling interest should be presented separately on the face of the statement. Please note this comment applies to all statements of operations presented in your filing.

Consolidated Statement of Cash Flows, page F-7

35. To the extent that your presentation of net income changes on the face of your statement of operations, please revise your statement of cash flow accordingly. Refer to ASC Topic 230-10-45. Please note this comment applies to all of the statements of cash flows included in this filing.

Supplemental Disclosure of Non-Cash Investing and Financing Activities, page F-8

36. Please tell us how you accounted for the issuance of shares to acquire an additional 15% of CoMeTas AS. Include in your discussion how you determined the value of shares issued.

Note 1 – Summary of Significant Accounting Policies – Accounts Receivable, page F-9

37. Please revise your filing to include a roll forward of your allowance for doubtful accounts.

Note 2 – Related Party Transactions, page F-12

38. We note that you have recorded an $80,000 loan to a minority shareholder in equity. Please provide to us the details of this loan and explain how you determined that recording such a loan as equity is appropriate under current accounting guidance.

Note 10 – Income Taxes, page F-15

39. Please revise your filing to disclose the amount and expiration dates of your operating loss carryforwards. Refer to ASC Topic 740-10-50-3.

40. We note your disclosure that management estimates that the company will generate adequate net profits to use the deferred tax assets; consequently, a valuation allowance has not been recorded. Please further enhance your disclosure, if appropriate, to confirm that you comply with the requirements set forth in ASC Topic 740-10-30-5e in determining your valuation allowance.

41. Please disclose the rate at which you determined the computed tax at expected statutory rates.

Blue Moose Media, Inc., Liqtech USA, Inc., Consolidated Liqtech A/S and subsidiaries, page F-40

42. Please revise your first paragraph to disclose the actual date the transaction took place.

43. Please explain why you have included balance sheet information for Liqtech USA at July 31, 2011 and income statement information for the period from inception, May 9, 2011 to July 31, 2011 rather than using a June 30, 2011 date.

Exhibits

44. Please submit an interactive data file consistent with the requirements of Item 601(b)(101)(i)(C) of Regulation S-K.

Exhibit 2.1

45. Please refile Exhibit 2.1 with a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on accounting comments to Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any questions on the comments.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via Email
        John Hui, Esq.
        Morse, Zelnich, Rose & Lander, LLP
        405 Park Avenue, Suite 1401
        New York, NY 10022